Exhibit 99.26

CONSENT OF QUALIFIED PERSON
PORFÍRIO CABALEIRO RODRIGUEZ

I, Porfirio Cabaleiro Rodriguez, hereby consent to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Registration Statement on Form 40-F of Sigma Lithium Corporation (formerly known as Sigma Lithium Resources Corporation) being filed with the United States Securities and Exchange Commission, and any amendments thereto.

/s/ Porfirio Cabaleiro Rodriguez
Porfirio Cabaleiro Rodriguez

September 8, 2021